BINGHAM DANA LLP
                               150 FEDERAL STREET
                        BOSTON, MASSACHUSETTS 02110-1726


                                August 25, 2000


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Liberty Funds Trust IX (formerly LAMCO Trust I)
            Liberty All-Star Small Cap Growth Fund, Liberty All-Star Mid Cap Growth Fund, Liberty All-Star Large Cap Growth Fund and Liberty All-Star Managed Growth Fund
            (File Nos. 811-09095 and 333-66819)

Ladies and Gentlemen:

     On behalf of our client, Liberty Funds Trust IX (formerly LAMCO Trust I) (the "Trust"), we request the withdrawal of Post-Effective Amendment No. 6 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 6 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended (the "Amendment"), filed on June 29, 2000, accession number 0000929638-00-000112.

     The Amendment relates to Liberty All-Star Small Cap Growth Fund, Liberty All-Star Mid Cap Growth Fund, Liberty All-Star Large Cap Growth Fund and Liberty All-Star Managed Growth Fund, series of the Trust.

     Please call the undersigned at 617-951-8383 or William J. Ballou of Colonial Management Associates, Inc. at 617-772-3339 with any questions relating to this request.

                                    Sincerely,


                                    Jennifer H. Hurford

cc:   Joy Kemppaine, Esq.
      William J. Ballou, Esq.